Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited and Ingersoll-Rand Global Holding Company Limited for the registration of debt securities, guarantees of debt securities, ordinary shares, preferred shares, depositary shares, share purchase contracts, share purchase units and warrants and to the incorporation by reference therein of our report dated February 14, 2008, with respect to the consolidated financial statements of Trane Inc., as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included in the Current Report on Form 8-K/A of Ingersoll-Rand Company Limited filed with the Securities and Exchange Commission on August 11, 2008.

/S/ ERNST & YOUNG LLP

New York, New York

August 12, 2009